787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

March 25, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Attention: James O'Connor, Esq.
100 F Street, N.E.
Washington, D.C. 20549

Re:	TD Asset Management USA Funds Inc. Post-Effective Amendment No. 33 to the Registration Statement File Nos. 33-96132; 811-9086

Dear Mr. O’Connor:

On behalf of TD Asset Management USA Funds Inc. (the “Company”), we are hereby filing Post-Effective Amendment No. 33 to the Company’s Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 34 to the Company’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). Pursuant to Section 310 of Regulation S-T, the Amendment has been tagged to indicate the changes from the Company’s Post-Effective Amendment No. 31 to its registration statement filed on January 9, 2009. The Amendment is being filed pursuant to Rule 485(b) under the 1933 Act and will become effective immediately. We have reviewed the Amendment and represent that it does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. The Amendment contains the prospectus and Statement of Additional Information for the TDAM Global Sustainability Fund (the “Fund”), a series of the Company.

The Amendment is being filed to respond to oral comments provided by you to the undersigned on February 24, 2009 regarding Post-Effective Amendment No. 31 to the Company’s Registration Statement and to make certain other changes. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

For your convenience, the substance of your oral comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1: “Risk and Return Summary – Principal Investment Strategies” and “Investment Objective, Principal Investment Strategies and Risks – Fund Details” sections. Please provide more

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James O'Connor, Esq.
March 25, 2009

detail on, or an alternative explanation of, the “environmental performance” and “environmental reporting” areas that are analyzed in determining sustainability leaders for the Index.

Response: The wording of the above-referenced areas analyzed in determining sustainability leaders for the Index has been revised as follows: “impact on the environment” has replaced “environmental performance” and “reporting of impact on the environment” has replaced “environmental reporting.”

Comment No. 2: “Risk and Return Summary – Principal Investment Strategies” and “Investment Objective, Principal Investment Strategies and Risks – Fund Details” sections. The prospectus states that “[i]n selecting investments for the Fund that are not included in the Index, the Investment Manager will normally place an emphasis on companies that are emerging leaders in environmental technology.” Please provide more detail on the manner in which such companies are emerging leaders in environmental technology.

Response: The above-referenced sentence has been revised to state that “[i]n selecting investments for the Fund that are not included in the Index, the Investment Manager will normally place an emphasis on companies that are emerging leaders in developing and/or employing environmental technology.”

Comment No. 3: “Risk and Return Summary – Principal Investment Strategies” and “Investment Objective, Principal Investment Strategies and Risks – Fund Details” sections. Please specify a percentage limit on the amount that the Fund may invest in companies located in emerging market countries.

Response: The Fund may invest up to 20% of its assets in companies located in emerging markets countries. The relevant sentences within the prospectus have been revised to reflect such percentage limitation.

Comment No. 4: “Risk and Return Summary – Expenses” section. Please confirm that the brackets will be removed from the fee information in the Amendment.

Response: The brackets around the estimated fees in the Expenses table and the estimated expenses in the Example have been removed. Some of the expense numbers in the Example have changed.

Comment No. 5: “Investment Objective, Principal Investment Strategies and Risks – Fund Details” section. Please disclose whether there is any notice to shareholders required in connection with a change in the Fund’s investment objective.

Response: The Fund will only change its investment objective upon 60 days’ notice to shareholders. As a result, the following sentence has been added at the end of the subsection entitled “Investment Objective”: “The Fund will not change its investment objective without providing at least 60 days’ prior notice to shareholders.”

James O'Connor, Esq.
March 25, 2009

Comment No. 6: “Investment Objective, Principal Investment Strategies and Risks – Fund Details” section. Please disclose whether there is any percentage limit on the Fund’s use of derivatives. Please also provide information regarding the ability of the Fund to use derivatives for speculative purposes.

Response: The Fund may use derivatives for the purposes specified in the prospectus without limit. Disclosure has been added to state that the Fund may use derivatives without limitation. In addition, the Fund may use derivatives for speculative purposes. The prospectus states that the Fund may use derivatives to enhance income.

Comment No. 7: “Investment Objective, Principal Investment Strategies and Risks – Principal Risks” section. Please add emerging markets risk disclosure to the prospectus.

Response: The prospectus currently contains emerging markets risk disclosure on page 7.

Comment No. 8: “How to Buy and Sell Shares – How to Buy Shares” section. The prospectus states that “[s]hares are purchased at the next net asset value (“NAV”) per share calculated after an order and payment are received by the Fund.” Please confirm that the above statement is true with respect to a prospective shareholder or shareholder purchasing Fund shares through a Financial Intermediary.

Response: All shareholders are subject to the above statement. As a result, a shareholder that places an order with its Financial Intermediary will only received the next NAV per share calculated by the Fund if its Financial Intermediary submits the order and payment with the Fund on a timely basis. The Registrant has added the following statement to the prospectus: “It is your Financial Intermediary’s responsibility to transmit your order and payment to the Fund in a timely manner.”

Comment No. 9: “Shareholder Information – Pricing Your Shares” section. Please indicate whether the Fair Value Procedures are written.

Response: The Fair Value Procedures are written. The disclosure in the prospectus has been revised to state that “[w]hen market quotations are not readily available, or not reflective of fair value as determined in accordance with written fair value procedures approved by the Board of Directors (“Fair Value Procedures”), securities and assets are valued at fair value as determined pursuant to the Fair Value Procedures.”

Comment No. 10: “Shareholder Information – Frequent Purchases and Redemptions” section. Please disclose that each Financial Intermediary has entered into or will enter into an agreement with the Fund required by Rule 22c-2 under the Investment Company Act of 1940, as amended, that obligates the Financial Intermediary to, among other things, provide the Fund with certain information regarding their customers who are Fund shareholders and regarding shareholder transactions in Fund shares.

Response: The following disclosure has been added: “Agreements between the Fund and Financial Intermediaries require Financial Intermediaries to provide the Fund, upon written request by

James O'Connor, Esq.
March 25, 2009

the Fund, with certain information regarding Fund shareholders and transactions in Fund shares. Such information will be used by the Fund in identifying investors who engage in a pattern of frequent trading.”

Comment No. 11: Please include the “Tandy” representations in the comment response letter.

Response: On behalf of and at the request of the Registrant, the Registrant’s Tandy representations are set forth below.

The Registrant acknowledges: that the Registrant is responsible for the adequacy and accuracy of the disclosure in the Amendment; that staff comments or changes in disclosure in the Amendment in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck